ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

UBS Investment Trust		87118117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 9, 2018	December 15, 2017 to December 15, 2018	/s/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

UBS Money Series

is changed to:

UBS Series Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER No. 12

INSURED		BOND NUMBER

UBS Investment Trust		87118117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 9, 2018	December 15, 2017 to December 15, 2018	/s/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•                  UBS Ultra Short Income Fund, a series fund of:
UBS Series Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

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UBS CHICAGO AND NEW YORK FUND CLUSTERS

(CERTAIN REGISTERED INVESTMENT COMPANIES

ADVISED OR MANAGED BY

UBS ASSET MANAGEMENT (AMERICAS) INC.)

AGREEMENT BY AND AMONG

JOINTLY INSURED PARTIES

THIS AGREEMENT is made effective as of December 15, 2017, as amended as of March 9, 2018 (to reflect the addition of another entity, UBS Ultra Short Income Fund, a series of UBS Series Fund (formerly known as UBS Money Series)), by and among the following registered investment companies, which are referred to herein individually as a “Fund” and collectively as the “Funds” or the “insured parties”:  PACE® SELECT ADVISORS TRUST, a series fund consisting of PACE Government Money Market Investments, PACE Mortgage-Backed Securities Fixed Income Investments, PACE Intermediate Fixed Income Investments, PACE Strategic Fixed Income Investments, PACE Municipal Fixed Income Investments, PACE Global Fixed Income Investments, PACE Large Co Value Equity Investments, PACE Large Co Growth Equity Investments, PACE Small/Medium Co Value Equity Investments, PACE Small/Medium Co Growth Equity Investments, PACE International Equity Investments, PACE International Emerging Markets Equity Investments, PACE Alternative Strategies Investments, PACE High Yield Investments and PACE Global Real Estate Securities Investments; UBS INVESTMENT TRUST, a series fund consisting of UBS U.S. Allocation Fund; UBS SERIES FUNDS, a series fund consisting of Limited Purpose Cash Investment Fund, UBS Liquid Assets Government Fund, UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Tax-Free Reserves Fund, UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, UBS Tax-Free Preferred Fund, UBS Select Prime Investor Fund, UBS Select Treasury Investor Fund, UBS Tax-Free Investor Fund, UBS Select Treasury Capital Fund, UBS Select Government Preferred Fund, UBS Select Government Institutional Fund, UBS Select Government Investor Fund, UBS Select Government Capital Fund, UBS RMA Government Money Market Fund, UBS Prime Reserves Fund, UBS Prime Preferred Fund, UBS Prime Investor Fund and UBS Ultra Short Income Fund; MASTER TRUST, a series fund consisting of Prime Master Fund, Treasury Master Fund, Tax-Free Master Fund, Government Master Fund, and Prime CNAV Master Fund; SMA RELATIONSHIP TRUST, a series fund consisting of Series G, Series M, Series S and Series T; THE UBS FUNDS, a series fund consisting of UBS U.S. Small Cap Growth Fund, UBS Emerging Markets Equity Fund, UBS Global Allocation Fund, UBS Dynamic Alpha Fund, UBS U.S. Sustainable Equity Fund, UBS International Sustainable Equity Fund, UBS Total Return Bond Fund and UBS Municipal Bond Fund; UBS RELATIONSHIP FUNDS, a series fund consisting of UBS Global Corporate Bond Relationship Fund, UBS-HALO Emerging Markets Equity Relationship Fund, UBS International Equity Relationship Fund, UBS High Yield Relationship Fund, UBS Credit Bond Relationship

Fund, UBS Opportunistic Emerging Markets Debt Relationship Fund, UBS Opportunistic Loan Relationship Fund, UBS U.S. Treasury Inflation Protected Securities Relationship Fund and UBS U.S. Equity Alpha Relationship Fund.

WHEREAS, each Fund is a registered investment company under the Investment Company Act of 1940 (the “Act”);

WHEREAS, the insured parties are named as insureds under a joint fidelity bond (the “Bond”); and

WHEREAS, the insured parties desire to confirm the criteria by which recoveries under the Bond shall be allocated among insured parties;

NOW, THEREFORE, it is agreed as follows:

1.                                      In the event that recovery is received under the Bond as a result of a loss sustained by a Fund and one or more other insured parties, each Fund shall receive an equitable and proportionate share of the recovery in relation to the respective claims, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

2.                                      The obligations of a Fund under this Agreement are not binding upon any of the board members of a Fund or Fund shareholders individually, but are binding only with respect to the assets of that Fund.

3.                                      The insured parties consent to having any other registered investment company for which UBS Asset Management (Americas) Inc. serves as manager, investment adviser, administrator or investment sub-adviser become a party to this Agreement.

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their officers thereunto duly authorized.

PACE SELECT ADVISORS TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS INVESTMENT TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

2

UBS SERIES FUNDS

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

MASTER TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

SMA RELATIONSHIP TRUST

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

THE UBS FUNDS

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

UBS RELATIONSHIP FUNDS

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

3

CERTIFICATE OF THE ASSISTANT SECRETARY OF THE UBS FUNDS

CERTIFYING RESOLUTIONS APPROVING THE JOINT FIDELITY BOND

THE UNDERSIGNED, the duly appointed Assistant Secretary of The UBS Funds, a Delaware statutory trust (the “Trust”), registered as a management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), does hereby certify that the resolutions set forth below were approved by the Board of Trustees of the Trust (the “Board”), including a majority of the Trustees who are not “interested persons” of the Trust, as defined in Section 2(a)(19) of the 1940 Act, on March 1, 2018 at a meeting of the Board:

WHEREAS,

each Board has considered all relevant factors concerning a fidelity bond issued by ICI Mutual Insurance Company (“ICI Mutual”) in the amount of $30 million (“Joint Fidelity Bond”), which Joint Fidelity Bond is currently in effect with respect to each Series of The UBS Funds, UBS Relationship Funds, SMA Relationship Trust (the “Trusts”) and other investment companies managed or advised by UBS Asset Management (Americas) (collectively, “Insured Series”), as joint insureds under the Joint Fidelity Bond, including but not limited to, the amount of coverage provided by the Joint Fidelity Bond and those factors set forth in Rule 17g-1 under the 1940 Act; and

WHEREAS,

each Board has concluded that it is consistent with the best interests of each Insured Series and its shareholders for the new series of UBS Money Series (to be renamed UBS Series Funds), UBS Ultra Short Income Fund (the “New Series”), to be included as an Insured Series under the Joint Fidelity Bond; and

WHEREAS,

the Joint Fidelity Bond will provide adequate coverage for the New Series, taking into consideration all relevant factors, including the number of the parties to be named as insureds, their respective assets, the requirements of Rule 17g-1, the nature of the business activities of such other parties, the amount of the Joint Fidelity Bond and the amount of the premiums for such Bond, the ratable allocation of the premiums among all parties named as insureds, the extent to which the share of the premium allocated to an Insured Series is less than the premium it would have to pay if it had provided and maintained a single insured bond and the coverage provided under the Joint Fidelity Bond;

NOW, THEREFORE, BE IT

RESOLVED,

that Fidelity Bond No. 87118117B (the “Fidelity Bond” or “Bond”), issued by ICI Mutual, which Fidelity Bond provides for joint coverage for each Insured Series and the New Series, in the amount of $30 million (together, the “Covered Series”), will provide adequate coverage for the Covered Series, and such Bond, including the portion of the premium to be paid by each Covered Series, is hereby approved by the Boards, including the Independent Trustees, taking into consideration all relevant factors, including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such other parties, the amount of the Fidelity Bond, the amount of the premiums for such Bond, the ratable allocation of the premiums among all parties named as insureds and the extent to which the share of the premium for the Fidelity Bond allocated to each Covered Series is less than the premiums the Series would have to pay if they provided and maintained a fidelity bond that covered only the Covered Series as the insured; and

FURTHER
RESOLVED,

that the Fidelity Bond in the amount of $30 million and the allocation of the entire premium of the Fidelity Bond to the New Series and the Covered Series on the basis of net assets, except for any additional premium related to the addition of the New Series, which additional premium is to be paid by the New Series, be, and they hereby are, approved; and

FURTHER
RESOLVED,

that the appropriate officers of the Trusts be, and each of them hereby is, authorized to execute and deliver such documents and to make such regulatory filings as may be necessary to effect the fidelity bond coverage contemplated hereby in accordance with the 1940 Act, the rules thereunder and the Trusts’ by-laws, as applicable; and

FURTHER
RESOLVED,

that the Assistant Secretary of the Trusts be, and hereby is, designated as the officer to make filings with the U.S. Securities and Exchange Commission and give notices as may be required from time to time pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act.

IN WITNESS WHEREOF, I have hereunto set my hand as such officer of the Trust this 16th day of March, 2018.

THE UBS FUNDS

/s/ Keith A. Weller
Keith A. Weller
Assistant Secretary